CONSENT OF INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS

We consent to the use of our report dated February 25, 2011 relating to the consolidated financial statements of First Majestic Silver Corp. and subsidiaries (“First Majestic”) appearing in this Annual Report on Form 40-F of First Majestic for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2011